FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended August 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

DEVELOPMENT IN LAS CRISTINAS COURT CASE

INCENTIVE OPTIONS ISSUED

VANCOUVER, B.C. August 26, 2003 – Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) (the “Company”) announces that on August 13, 2003, the Supreme Court forwarded the Company’s legal case against CVG, for unilateral cancellation of the Las Cristinas contract, to the Attorney General (AG) office. The AG office has to be notified of cases involving the State and/or State Institutions (such as CVG). The AG has 30 days to review the case and evaluate the State’s position.

MINCA has been advised that the inspection of the property (see Vannessa news release July 7, 2003) will take place after the review period. Vannessa is concerned about the several thousand hand miners who have taken advantage of the neglect of supervision by the current administrators of the Las Cristinas property and assets (CVG and Crystallex) and that the higher grade surface deposit is being seriously affected by their mining activity. Mining on the property has been in progress since December 2002.

The Company also announces that it has granted incentive stock options to 4 directors, 2 officers, and 21 employees/consultants of the Company, exercisable for up to 1,700,000 common shares.  The stock options will be exercisable at a price of $0.28 per share on or before August 25, 2008.

The granting of the options is subject to regulatory acceptance.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.